Filed pursuant to 424(b)(3)
Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 7 DATED AUGUST 6, 2008

TO THE PROSPECTUS DATED JANUARY 4, 2008

                This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated January 4, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated May 15, 2008 and Supplement No. 6 dated June 27, 2008. Unless otherwise defined in this Supplement No. 7, capitalized terms used shall have the same meanings as set forth in the prospectus.

Status of Offering

We commenced the initial public offering of shares of our common stock on January 21, 2008. We have accepted investors’ subscriptions to this offering received through August 5, 2008 and issued approximately 3.3 million shares of our common stock, with gross proceeds of approximately $33.5 million distributed to us.

Prospectus Summary

Summary Risk Factors

                The following risk factor updates the risk factor contained in the “Prospectus Summary — Summary Risk Factors” section beginning on page 4 of the prospectus:

•                  Our board of directors arbitrarily set the offering price of our shares of common stock, and this price bears no relationship to the book or net value of our assets or to our expected operating income.  To assist fiduciaries in discharging their obligations under the Employee Retirement Income Security Act of 1974, as amended (ERISA), we intend to provide annual estimates of the current value of a share of our common stock.  Until three full fiscal years after the later of this or any subsequent offering of our shares, we intend to use the offering price of shares in our most recent primary offering as the estimated value of a share of our common stock (unless we have sold assets and made special distributions to stockholders of net proceeds from such sales, in which case the estimated value of a share of our common stock will equal the offering price less the amount of those special distributions constituting a return of capital).  This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares.  In addition, this per share valuation method is not designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our assets.

Compensation to Our Advisor and Its Affiliates

The information with respect to Acquisition Expenses in the “Prospectus Summary — Compensation to Our Advisor and Its Affiliates” section on page 14 of the prospectus and all similar information appearing throughout the prospectus, including in the “Management — Management Compensation” section on page 97 of the prospectus is superseded in its entirety as follows:

Type of Compensation — To Whom Paid	Form of Compensation	Estimated Minimum / Maximum Dollar Amount
Acquisition and Development Stage
Acquisition Expenses — Behringer Harvard Opportunity Advisors II or its affiliates

Our advisor and its affiliates will be reimbursed for all expenses related to the selection and acquisition of assets, whether or not acquired by us, including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, third-party brokerage or finder’s fees, title insurance, premium expenses and other closing costs (provided however, our advisor and its affiliates will not be reimbursed for personnel costs).

Actual amounts cannot be determined at the present time.

Listing or Liquidation

The following information supplements the discussion in the “Prospectus Summary —Listing or Liquidation” section beginning on page 17 of the prospectus:

While engaged in a public offering of its common stock, each of the six other Behringer Harvard-sponsored public real estate programs has disclosed in its prospectus the targeted time at which it anticipates providing stockholders with a liquidity event.  To date, none of these programs has reached the outside targeted date for a liquidity event, and none has experienced such an event.  The following summary sets forth the dates on which these programs anticipate engaging in a liquidity event.

•                  Behringer Harvard REIT I, Inc. has stated that it targets a liquidity event by the twelfth anniversary of the termination of its initial public offering, which occurred in February 2005.

•                  Behringer Harvard Opportunity REIT I, Inc. has stated that it targets a liquidity event by the sixth anniversary of the termination of the primary offering, which occurred in December 2007.

•                  Behringer Harvard Multifamily REIT I, Inc. has stated that it targets a liquidity event by the sixth anniversary of the termination of its proposed primary offering, which has not yet occurred.

•                  Behringer Harvard REIT II, Inc. has stated that it targets a liquidity event by the eighth anniversary of the termination of its proposed primary offering, which has not yet occurred.

•                  Behringer Harvard Short-Term Opportunity Fund I LP has stated that it targets a liquidity event by the fifth anniversary of the termination of its initial public offering, which occurred in February 2005.

•                  Behringer Harvard Mid-Term Value Enhancement Fund I LP has stated that it targets a liquidity event by the eighth anniversary of the termination of its initial public offering, which occurred in February 2005.

As discussed elsewhere in this prospectus, we target a liquidity event by the sixth anniversary of the termination of this primary offering.

See “Prior Performance Summary — Public Programs” for additional discussion regarding these programs.

Questions and Answers About This Offering

                The answer to the question “Will I be notified of how my investment is doing?”, which appears on pages 30 and 31 of the prospectus, is superseded in its entirety as follows:

A:                       You will receive periodic updates on the performance of your investment in us, including:

•                a monthly distribution report;

•                three quarterly financial reports;

•                an annual report; and

•                an annual Form 1099.

In addition, to assist fiduciaries in discharging their obligations under ERISA, we intend to provide our stockholders a per share estimated value of our common stock annually.  Until three full fiscal years after the later of this or any subsequent offering of our shares, we intend to use the offering price of shares in our most recent primary offering as the per share estimated value (unless we have sold assets and made special distributions to stockholders of net proceeds from such sales, in which case the estimated value per share will equal the offering price less the amount of those special distributions constituting a return of capital).  This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares.  In addition, this initial per share valuation method is not designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our assets.  Beginning three full fiscal years after the last offering of our shares (or possibly sooner if our board determines otherwise), the value we provide for our common stock will be based on valuations of our properties and other assets.  Such valuations will be performed by persons independent of us and of our advisor.

We will provide this information to you via one or more of the following methods, in our discretion and with your consent, if necessary:

•                U.S. mail or other courier;

•                facsimile; and

•                posting on our affiliated website at www.behringerharvard.com.

Risk Factors

Risks Related to an Investment in Behringer Harvard Opportunity REIT II

                The following risk factor updates the risk factors contained in the “Risk Factors — Risks Related to an Investment in Behringer Harvard Opportunity REIT II” section beginning on page 33 of the prospectus:

Your investment may be subject to additional risks if we make international investments.

                We expect to purchase real estate assets located outside the United States and may make or purchase mortgage, bridge, mezzanine or other loans or participations in mortgage, bridge, mezzanine or other loans made by a borrower located outside the United States or secured by property located outside the United States.  These investments may be affected by factors peculiar to the laws of the jurisdiction in which the borrower or the property is located.  These laws may expose us to risks that are different from and in addition to those commonly found in the United States.  Foreign investments could be subject to the following risks:

•                  governmental laws, rules and policies including laws relating to the foreign ownership of real property or mortgages and laws relating to the ability of foreign persons or corporations to remove profits earned from activities within the country to the person’s or corporation’s country of origin;

•                  variations in currency exchange rates;

•                  adverse market conditions caused by inflation or other changes in national or local economic conditions;

•                  changes in relative interest rates;

•                  changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;

•                  changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we have an investment;

•                  lack of uniform accounting standards (including availability of information in accordance with U.S. generally accepted accounting principles);

•                  changes in land use and zoning laws;

•                  more stringent environmental laws or changes in such laws;

•                  changes in the social stability or other political, economic or diplomatic developments in or affecting a country where we have an investment;

•                  we, our sponsor and its affiliates have relatively less experience with respect to investing in real property or other investments outside the United States as compared to domestic investments; and

•                  legal and logistical barriers to enforcing our contractual rights.

Any of these risks could have an adverse effect on our business, results of operations and ability to pay distributions to our stockholders.

Prior Performance Summary

                The information in the “Prior Performance Summary” section on page 133 of the prospectus is superseded in its entirety as follows:

Prior Investment Programs

                The information presented in this section represents the historical experience of certain real estate programs sponsored by Robert M. Behringer, our Chief Executive Officer and director and founder.  Mr. Behringer has served as general partner, Chief Executive Officer or director of 48 programs over the last 19 years, which includes this program, six other public programs and 41 private programs.  We refer to real estate programs sponsored by Mr. Behringer as Behringer Harvard-sponsored programs in this prospectus.  Investors in this offering should not assume that they will experience returns, if any, comparable to those experienced by investors in any of the prior Behringer

Harvard-sponsored programs.  Investors who purchase our shares will not acquire any ownership interest in any of the other Behringer Harvard-sponsored programs discussed in this section.

                The information in this section and in the Prior Performance Tables included in this prospectus as Exhibit A shows relevant summary information concerning Behringer Harvard-sponsored programs.  As described below, Robert M. Behringer and his affiliates have sponsored public and private real estate programs that have a mix of fund characteristics, including targeted investment types, investment objectives and criteria and anticipated fund terms, that are substantially similar to ours, many of which are still operating and may acquire additional properties in the future.  We consider the prior programs to have investment objectives similar to ours to the extent that the prospectus or private offering memorandum for the program lists substantially the same primary investment objectives as we do, regardless of the particular emphasis that a program places on each objective.

                The information in this summary represents the historical experience of Behringer Harvard-sponsored programs as of December 31, 2007.  The Prior Performance Tables set forth information as of the dates indicated regarding certain of these prior programs as to: (1) experience in raising and investing funds (Table I); (2) compensation to sponsor (Table II); (3) annual operating results of prior real estate programs (Table III); (4) results of completed programs (Table IV); and (5) results of sales or disposals of property (Table V).  Additionally, Table VI, which is contained in Part II of the registration statement and is not part of the prospectus, provides certain additional information relating to properties acquired by the prior real estate programs.  We will furnish copies of Table VI to any prospective investor upon request and without charge.  The purpose of this prior performance information is to enable you to evaluate accurately our sponsor’s experience with like programs.  The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.

                From time to time, Behringer Harvard Holdings and its affiliates have agreed to waive or defer all or a portion of the acquisition, asset management or other fees due them, enter into lease agreements for unleased space, pay general and administrative expenses or otherwise supplement investor returns in order to increase the amount of cash available to make distributions to investors.  More specifically, Behringer Harvard REIT I’s advisor and Behringer Harvard Short-Term Opportunity Fund I’s general partners each waived asset management fees of approximately $1.0 million for the year ended December 31, 2007.  In addition, on December 31, 2007, Behringer Harvard Holdings forgave Behringer Harvard Short-Term Opportunity Fund I $7.5 million of principal borrowings and accrued interest thereon under a loan agreement entered into between the parties on November 9, 2007.   The interest rate under this loan was 5% per annum.  The results of operations and distributions from these programs would likely have been lower without such arrangements.

Public Programs

                Affiliates of Robert M. Behringer are sponsoring or have recently sponsored six public real estate programs with similar investment objectives as ours.  These programs and the status of their offerings are:

•                  Behringer Harvard REIT I, Inc. — The initial public offering for this program terminated on February 19, 2005, and it initiated a follow-on offering immediately after the termination of its initial offering.  The first follow-on offering was terminated on October 20, 2006, and following the termination of that offering, this program initiated its current second follow-on offering for the offer and sale of up to 200,000,000 shares of common stock at a price of $10.00 per share in its primary offering, plus an additional 50,000,000 shares of common stock at $9.50 per share pursuant to its distribution reinvestment plan.  Behringer Harvard REIT I has stated that it targets a liquidity event by the twelfth anniversary of the termination of its initial public offering.

•                  Behringer Harvard Opportunity REIT I, Inc. — The primary offering component of the initial public offering for this program terminated on December 28, 2007; the distribution reinvestment plan component of that public offering previously had terminated on November 16, 2007.  Behringer Harvard Opportunity REIT I currently is offering up to 6,315,790 shares of common stock at a price of $9.50 per share pursuant to its amended distribution reinvestment plan.  Behringer Harvard Opportunity REIT I has stated that it targets a liquidity event by the sixth anniversary of the termination of the primary offering.

•                  Behringer Harvard Multifamily REIT I, Inc. — This program has filed with the SEC a registration statement in connection with its proposed initial public offering, under which it intends to offer and sell up to 120,000,000 shares of common stock at $10.00 per share in its primary offering, plus an additional 30,000,000 shares of common stock at $9.50 per share pursuant to its distribution reinvestment plan.   Behringer Harvard Multifamily REIT I has stated that it targets a liquidity event by the sixth anniversary of the termination of its proposed primary offering.

•                  Behringer Harvard REIT II, Inc. — This program has filed with the SEC a registration statement in connection with its proposed initial public offering, under which it intends to offer and sell up to 200,000,000 shares of common stock at $10.00 per share in its primary offering, plus an additional 50,000,000 shares of common stock at $9.50 per share pursuant to its distribution reinvestment plan.   Behringer Harvard REIT II has stated that it targets a liquidity event by the eighth anniversary of the termination of its proposed primary offering.

•                  Behringer Harvard Short-Term Opportunity Fund I LP — The initial public offering for this program terminated on February 19, 2005.  Behringer Harvard Short-Term Opportunity Fund has stated that it targets a liquidity event by the fifth anniversary of the termination of its initial public offering.

•                  Behringer Harvard Mid-Term Value Enhancement Fund I LP — The initial public offering for this program terminated on February 19, 2005.  Behringer Harvard Mid-Term Value Enhancement Fund I has stated that it targets a liquidity event by the eighth anniversary of the termination of its initial public offering.

                As of December 31, 2007, Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Short-Term Opportunity Fund I and Behringer Harvard Mid-Term Value Enhancement Fund I had raised approximately $2.7 billion of gross offering proceeds from approximately 74,000 investors.  With a combination of net offering proceeds and debt, as of December 31, 2007, these public programs had invested approximately $5.7 billion (including acquisition and development costs) in 110 properties and invested approximately $31.2 million in development or mezzanine loans.

                Following is a table showing the breakdown by property type of the aggregate amount of acquisition and development costs of the 110 properties purchased by Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Short-Term Opportunity Fund I and Behringer Harvard Mid-Term Value Enhancement Fund I as of December 31, 2007:

Type of Property	New	Used	Construction
Office	—	93.5%	—
Industrial	—	—	—
Development Property	0.2%	—	1.8%
Hospitality and Leisure	—	4.5%	—

                The following is a breakdown of the aggregate amount of acquisition and development costs of the properties purchased by Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Short-Term Opportunity Fund I and Behringer Harvard Mid-Term Value Enhancement Fund I as of December 31, 2007, by 100% fee ownership interests, ownership of tenant-in-common interests and ownership of joint venture interests:

Fund	100% Owned	Tenant-in- Common Interests	Joint Ventures
Behringer Harvard REIT I	90.2%	2.5%	7.3%
Behringer Harvard Opportunity REIT I	43.6%	—	56.4%
Behringer Harvard Short-Term Opportunity Fund I	60.7%	—	39.3%
Behringer Harvard Mid-Term Value Enhancement Fund I	100.0%	—	—

The following is a breakdown of the aggregate amount of acquisition and development costs of the properties purchased by these four public programs as of December 31, 2007, by property type:

Fund	Office	Development	Hospitality and Leisure
Behringer Harvard REIT I	100.0%	—	—
Behringer Harvard Opportunity REIT I	50.0%	15.27%	34.8	%*
Behringer Harvard Short-Term Opportunity Fund I	59.7%	12.9%	27.4	%*
Behringer Harvard Mid-Term Value Enhancement Fund I	100.0%	—	—

*Includes hospitality properties that also have rentable office space, retail shops and condominium units.

                Based on the aggregate amount of acquisition and development costs, as of December 31, 2007, the diversification of these 110 properties by geographic region is as follows: 0.4% in Alabama, 0.1% in Arizona, 4.6% in California, 1.7% in Colorado, 2.4% in Florida, 5.4% in Georgia, 20.8% in Illinois, 0.5% in Kansas, 3.0% in Kentucky, 1.7% in Louisiana, 2.8% in Maryland, 2.4% in Massachusetts, 3.8% in Minnesota, 2.7% in Missouri, 0.6% in New Hampshire, 2.2% in New Jersey, 1.0% in New York, 1.8% in Nevada, 3.7% in North Carolina, 3.0% in Ohio, 0.4% in Oregon, 7.9% in Pennsylvania, 2.8% in Tennessee, 19.7% in Texas, 0.1% in Virginia, 3.5% in Washington, D.C., 0.6% in England and 0.4% in the Bahamas.

                Historically, the public programs sponsored by affiliates of our advisor have experienced losses during the first several quarters of operations.  Many of these losses can be attributed to initial start-up costs and a lack of revenue-producing activity prior to the programs’ initial property investments.  Losses also may reflect the delay between the date a property investment is made and the period when revenues from such property investment begin to accrue.  Furthermore, with the exception of the sale by Behringer Harvard Short-Term Opportunity Fund I of the Woodall Rodgers Property and the sale by Behringer Harvard Mid-Term Value Enhancement Fund I of the Northpoint Property, as described in Table V, none of the public programs had sold any properties as of December 31, 2007, and thus, any appreciation or depreciation of the properties is not reflected in the net income of the programs.

                In addition, cash flows from the operations of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I have been insufficient in certain years to fund the distributions paid to their respective investors.  Distributions that constituted a return of capital have reduced the funds available to these public programs for the acquisition of properties, which could reduce the overall return of investors.

                In fiscal years 2007, 2006 and 2005, Behringer Harvard REIT I made cash distributions aggregating approximately $111.0 million, $60.1 million and $22.4 million, respectively, to its stockholders.  Of these amounts, approximately $108.9 million, $59.9 million, and $17.6 million, in fiscal years 2007, 2006 and 2005, respectively, was paid using funds from operations.  The remaining portion was paid from sources other than funds from operations, such as cash flow from financing activities, a component of which includes cash flows from offering proceeds, cash advanced to the company by, or reimbursements for expenses or waiver of fees from, its advisor and proceeds from loans including those secured by its assets.

                In fiscal years 2007 and 2006, Behringer Harvard Opportunity REIT I made cash distributions aggregating approximately $11.0 million and $1.1 million, respectively, to its stockholders.  Of these amounts, approximately $8.7 million of distributions made in fiscal year 2007 and all distributions made in fiscal 2006 were paid using funds from operations.  The remaining portion for 2007 was paid from sources other than funds from operations, such as cash flow from financing activities, a component of which includes cash flows from offering proceeds, cash advanced to the company by, or reimbursements for expenses or waiver of fees from, its advisor and proceeds from loans including those secured by its assets.

                In fiscal years 2007, 2006 and 2005, Behringer Harvard Mid-Term Value Enhancement Fund I made cash distributions aggregating approximately $2.6 million, $2.6 million and $2.6 million, respectively, to its stockholders.  Of these amounts, approximately $2.3 million, $2.4 million, and $1.8 million, in fiscal years 2007, 2006 and 2005, respectively, was paid using funds from operations.  The remaining portion was paid from sources other than funds from operations, such as cash flow from financing activities, a component of which includes cash flows from offering proceeds and cash advanced to the company by, or reimbursements for expenses or waiver of fees from, its advisor.

                In fiscal years 2007, 2006 and 2005, Behringer Harvard Short-Term Opportunity Fund I made cash distributions aggregating approximately $3.1 million, $8.2 million and $4.3 million, respectively, to its stockholders.  Of these amounts, all distributions made in fiscal years 2007 and 2005 and approximately $3.8 million of distributions made in fiscal year 2006 were paid using funds from operations.  The remaining portion was paid from sources other than funds from operations, such as cash flow from financing activities, a component of which includes cash flows from offering proceeds, cash advanced to the company by, or reimbursements for expenses and waiver of fees from, its advisor and proceeds from loans including those secured by its assets.

                Upon request, prospective investors may obtain from us without charge copies of public offering materials and any public reports prepared in connection with any of the Behringer Harvard-sponsored public programs, including a copy of the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  For a reasonable fee, we also will furnish upon request copies of the exhibits to any such Form 10-K.  Any such request should be directed to our corporate secretary.  Many of the public offering materials and reports prepared in connection with the Behringer Harvard-sponsored public programs are also available on the Behringer Harvard website at www.behringerharvard.com.  Neither the contents of that website nor any of the materials or reports relating to other Behringer Harvard-sponsored public programs are incorporated by reference in or otherwise a part of this prospectus.  In addition, the Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Private Programs

                As of December 31, 2007, the private programs sponsored by affiliates of our advisor include 28 single-asset real estate limited partnerships, nine tenant-in-common offerings, two private REITs and two private multi-asset real estate limited partnerships.  These 41 private programs had raised approximately $510 million of gross offering proceeds from approximately 3500 investors as of December 31, 2007.  See Tables I and II of the Prior Performance Tables for more detailed information about the experience of the affiliates of our advisor in raising and investing funds for the private offerings closed during the last three years and compensation paid to the sponsors of these programs.

                With a combination of debt and offering proceeds, as of December 31, 2007, these private programs invested approximately $931 million (including acquisition and development costs) in 74 properties and $54 million in development or mezzanine loans.  Based on the aggregate amount of acquisition and development costs of the 74 properties, approximately 89.7% was spent on existing or used properties, approximately 6.2% was spent on construction properties and approximately 4.1% was spent on acquiring or developing land.  Also based the aggregate amount of acquisition and development costs of the 74 properties, approximately 65.1% was spent on the acquisition or development of office buildings, approximately 10.5% was spent on the acquisition or development of multifamily residential properties, approximately 23.4% was spent on the acquisition or development of hospitality and leisure properties, approximately 0.7% was spent on the acquisition or development of retail centers and approximately 0.3% was spent on the acquisition or development of storage facilities.

                The following table shows a breakdown by percentage of the aggregate amount of the acquisition and development costs of the properties purchased by the private real estate programs as of December 31, 2007:

Type of Property	New	Used	Construction
Office	—	98.6%	1.4%
Multifamily Residential	8.6%	91.4%	—
Hospitality and Leisure	—	97.8%	2.2%
Retail	—	100.0%	—
Land	—	100.0%	—
Storage Facilities	—	100.0%	—

As a percentage of acquisition and development costs, the diversification of these 74 properties by geographic area is as follows:  5.7% in Arkansas, 4.8% in California, 5.2% in Colorado, 10.1% in Florida, 0.7% in Georgia, 6.7% in Maryland, 12.4% in Minnesota, 3.7% in Missouri, 3.2% in Nevada, 35.5% in Texas, 5.5% in Washington, D.C., 0.5% in the U.S. Virgin Islands and 6.0% in other international locations.

During the three years ended December 31, 2007, these private programs invested approximately $349 million (including acquisition and development costs) in 15 properties and approximately $53 million in development or mezzanine loans.  Based on the aggregate amount of acquisition and development costs, of these 15 properties approximately 26.7% were office properties, approximately 25.7% were multifamily residential properties and approximately 47.6% were hospitality and leisure properties.  Also based on the aggregate amount of acquisition and development costs, during the three years ending December 31, 2007, the diversification of the properties by geographic region is as follows:

12.9% in California, 13.8% in Colorado, 23.7% in Florida, 1.9% in Georgia, 8.4% in Nevada, 23.0% in Texas and 16.3% in other international locations.  These properties were financed with a combination of debt and offering proceeds.

These programs have sold 38 of the 74 properties they had purchased as of December 31, 2007, or approximately 51.4% of such properties.  The original purchase price of the properties sold was approximately $193 million, and the aggregate sales price of such properties was approximately $225 million.  See Tables III, IV and V of the Prior Performance Tables for more detailed information as to the operating results of such programs whose offerings closed since January 1, 2003, results of such programs that have completed their operations since January 1, 2003 and the sales or other disposals of properties with investment objectives similar to ours since January 1, 2003.

As of December 31, 2007, the percentage of these programs with investment objectives similar to ours is approximately 92.9%.  These 19 private programs with similar investment objectives invested approximately $865 million (including acquisition and development costs) in 51 properties.  Based on the aggregate amount of acquisition and development costs, of these 51 properties approximately 70.0% were office properties (42 properties), approximately 10.4% were multifamily residential properties (6 properties), approximately 19.2% were hospitality and leisure properties (2 properties) and approximately 0.4% was a retail property.  The aggregate acquisition and development cost of these properties was approximately $865 million, of which $552 million was purchase mortgage financing used to acquire them.  Also based on the aggregate amount of acquisition and development costs, as of December 31, 2007, the diversification of the properties by geographic region is as follows: 6.1% in Arkansas, 5.2% in California, 5.6% in Colorado, 9.5% in Florida, 0.8% in Georgia, 7.2% in Maryland, 13.3% in Minnesota, 4.0% in Missouri, 3.4% in Nevada, 32.5% in Texas, 5.9% in Washington, D.C. and 6.5% in other international locations.  These properties had an aggregate of approximately 4.7 million square feet of gross leasable space.  For more detailed information regarding acquisitions of properties by such programs since January 1, 2005, see Table VI contained in Part II of the registration statement of which this prospectus is a part.

In addition to the foregoing, from time to time, programs sponsored by us or affiliates of our advisor may conduct other private offerings of securities.

Real Estate Market

                Certain prior programs sponsored by affiliates of our advisor have been adversely affected by the cyclical nature of the real estate market.  They have experienced decreases in net income when economic conditions declined.  BRP (Renner Plaza), LP experienced a bankruptcy of its single tenant, which in turn forced the lender to foreclose its loan and acquire the building in April 2006.  However, Behringer Harvard Holdings paid supplemental returns to the investors in this program so that none lost money.  See Prior Performance Tables IV (Results of Completed Programs) and V (Results of Sales or Disposals of Property) in Exhibit A for further information regarding BRP (Renner Plaza), LP.  Additionally, certain Behringer Harvard-sponsored tenant-in-common programs (including Behringer Harvard Colorado Building S, LLC; Behringer Harvard Travis Tower S LP; Behringer Harvard Pratt S, LLC; and Behringer Harvard Alamo S, LLC, each of which has Behringer Harvard REIT I as its largest tenant-in-common investor) acquired tenant-in-common interests in certain commercial office properties with the expectation that the near term occupancy levels would improve to a level sufficient to meet the initial targeted return for the respective properties.  The increase in occupancy rates in the submarkets where these properties are located, and the leasing increases at those properties, have been slower than anticipated.  While these properties all are providing positive returns and these properties continue to seek lease-up with growing success, the slower growth in occupancy levels in the near term has resulted in lower current income and lower current distributions generated by these investments than were anticipated.  In certain instances, Behringer Harvard Holdings, the sponsor of these programs, or its affiliates, has agreed to make certain accommodations to benefit the owners of these properties, including leases for vacant space and the deferral of asset management fees otherwise payable to the sponsor or its affiliates.  See Prior Performance Tables I (Experience in Raising and Investing Funds), II (Compensation to Sponsor) and III (Annual Operating Results of Prior Real Estate Programs) in Exhibit A for further information regarding these tenant-in-common programs.  Our business may be affected by similar conditions.

                No assurance can be made that our program or other Behringer Harvard-sponsored programs will ultimately be successful in meeting their investment objectives.

Pending Litigation

                One of the tenant-in-common programs, Behringer Harvard Beau Terre S, LLC, is currently underperforming relative to projections, which were based on certain seller representations regarding operating expenses and revenues for Beau Terre Office Park that Behringer Harvard Holdings believes to be false.  The private placement offering of tenant-in-common interests in Behringer Harvard Beau Terre S, LLC commenced on May 12, 2004 and was completed on August 18, 2004.  Behringer Harvard Beau Terre S, LLC raised total gross offering proceeds of approximately $17.6 million from the sale of 28 tenant-in-common interests.  Behringer Harvard Holdings relied on seller representations and third party due diligence, which included independent appraisals, regarding revenues related to the Beau Terre Office Park and has since learned that certain leases were fraudulent and a building had not been built.  When acquired in June 2004, Behringer Harvard Holdings projected an annualized yield to investors of 8.86%, 8.74% and 8.68% for the years ended December 31, 2005, 2006 and 2007, respectively.  In December 2005, Behringer Harvard Holdings completed a settlement with investors in the Beau Terre Office Park tenant-in-common program to support these projected returns. Under the terms of the settlement, Behringer Harvard Holdings agreed to, among other things, increase the lease payments under certain leases at the property, replace the existing property manager, build a new office building on an undeveloped lot at that property and pay $1.25 million.  In connection with the settlement with investors, Behringer Harvard Holdings revised its projections to 3.60% and 3.43% for the years ended December 31, 2006 and 2007, respectively.   Further, during 2006, the investors approved the 2007 budget with an annualized yield to investors of 1.64%.  Actual results for December 31, 2005, 2006 and 2007 were 8.56%, 7.00% and 5.39%, respectively.

                As a result of the lower than anticipated performance of this asset, Behringer Harvard Holdings allowed the property management agreement with the on-site property manager to expire according to its terms.  The on-site property manager was replaced with Trammell Crow Company beginning in January 2006, which was replaced by Colliers Dickson Flake Partners in April 2007.  The former on-site property manager, an agent of the seller, filed a lawsuit against Behringer Harvard Holdings in Dallas, Texas alleging breach of contract, among other things.  Behringer Harvard Holdings believes that the lawsuit lacks merit and is actively defending those claims and pursuing its own claims against the seller and others.  In November 2007, Behringer Harvard Holdings and the investors completed a settlement with the seller and its agent.  In June 2008, Behringer Harvard Holdings and the investors completed a settlement with the appraiser and its successor in interest.  Also in June 2008, the investors dismissed  all of their remaining causes of action against the remaining parties and are no longer parties to the lawsuit.  This lawsuit between Behringer Harvard Holdings and the former on-site property manager and its affiliates is ongoing and is currently in the discovery phase.

Investment by Tax-Exempt Entities and ERISA Considerations

                The information in the “Investment by Tax-Exempt Entities and ERISA Considerations — Annual Valuation Requirement”  section on page 157 of the prospectus is superseded in its entirety as follows:

Annual Valuation Requirement

                Fiduciaries of Plans are required to determine the fair market value of the assets of such Plans on at least an annual basis.  If the fair market value of any particular asset is not readily available, the fiduciary is required to make a good faith determination of that asset’s value.  Also, a trustee or custodian of an IRA must provide an IRA participant and the Internal Revenue Service with a statement of the value of the IRA each year.  However, currently, neither the Internal Revenue Service nor the Department of Labor has promulgated regulations specifying how “fair market value” should be determined.

                Unless and until our shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop.  To assist fiduciaries of Plans subject to the annual reporting requirements of ERISA and IRA trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our annual estimates of the current value of a share of our common stock to those fiduciaries (including IRA trustees and custodians) who identify themselves to us and request the reports.  Until three full fiscal years after the later of this or any subsequent offering of our shares, we intend to use the offering price of shares in our most recent offering as the estimated value of a share of our common stock; provided, however, that if we have sold properties or other assets and have made one or more special distributions to stockholders of all or a portion of the net proceeds from such sales, the estimated value of a share of our common stock will be equal to the offering price of shares in our most recent offering less the amount of net sale proceeds per share that constitute a return of capital distributed to investors as a result of such sales.  Beginning three full fiscal years after the last offering of our shares, the estimated value of our shares will be based on valuations of our properties and other assets.  Such valuations will be performed by persons independent of us and of Behringer Harvard Opportunity Advisors II.

                We anticipate that we will provide annual reports of our determination of value (1) to IRA trustees and custodians not later than January 15 of each year, and (2) to other Plan fiduciaries within 75 days after the end of each calendar year.  Each determination may be based upon valuation information available as of October 31 of the preceding year, updated, however, for any material changes occurring between October 31 and December 31.  We also intend to make annual valuations available to our stockholders through our web site beginning two years after the last public offering of our shares.

There can be no assurance, however, with respect to any estimate of value that we prepare, that:

•                  the estimated value per share would actually be realized by our stockholders upon liquidation, because these estimates are not designed to reflect the price at which properties and other assets can be sold;

•                  our stockholders would be able to realize estimated share values if they were to attempt to sell their shares (no public market for our shares exists or is likely to develop);

•                  the estimated value per share would be related to any individual or aggregated value estimates or appraisals of our assets; or

•                  the value, or method used to establish value, would comply with the ERISA or Internal Revenue Code requirements described above.

Prior Performance Tables

The Table IV included on page A-24 of the prospectus is superseded in its entirety as follows.

TABLE IV
(UNAUDITED)

RESULTS OF COMPLETED PROGRAMS

This Table sets forth summary information on the results of Prior Real Estate Programs that have completed operations since January 1, 2003 and that have similar or identical investment objectives to Behringer Harvard Opportunity REIT II.  All figures are through December 31, 2007.

	Behringer Partners Stemmons, LP	BRP (SV), LP	BRP (Renner Plaza), LP(1)	Behringer Harvard Pratt S, LLC

Dollar amount raised	$486,636	$3,701,000	$1,312,554	$13,763,551

Number of properties purchased	1	1	1	1

Date of closing of final offering	04/02/01	12/19/00	02/04/00	11/11/04

Date of first sale of property	02/27/03	04/07/05	05/31/06	11/13/06

Date of final sale of property	02/27/03	04/07/05	05/31/06	12/29/06

Tax and Distribution Data Per $1,000 Investment
Federal income tax results:
Ordinary income (loss)
- from operations	$(494)	$(543)	$510	$3
- from recapture	—	—	—	—

Capital gain (loss)	1,446	564	(741)	—

Deferred gain
Capital	—	—	—	—
Ordinary	—	—	—	—

Cash distributions to investors
Source (on GAAP basis)
- Investment income	1,014	22	84	95
- Return of capital	1,000	1,000	1,000	1,000

Source (on cash basis)
- Sales	1,931	1,022	1,000	1,000
- Refinancing	—	—	—	—
- Operations	83	—	84	95
- Other	—	—	—	—

(1)          BRP (Renner Plaza), LP experienced a bankruptcy of its single tenant, which in turn forced the lender to foreclose its loan and acquire the building in April 2006.  However, Behringer Harvard Holdings paid supplemental returns to the investors in the program so that none lost money.